UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 24 January, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
24 JANUARY, 2005

PHENOXODIOL REVERSES CHEMO-RESISTANCE TO DOCETAXEL IN HUMAN OVARIAN
CANCER CELLS

Novogen Limited's subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's
Alternative Investment Market.

WASHINGTON, D.C. January 24, 2005 The investigational anti-cancer drug, phenoxodiol, considerably enhances the ability of the drug, docetaxel (Taxotere, Sanofi-Aventis), to kill human ovarian cancer cells in the laboratory.
The findings are reported in the current issue of Oncology
Research (Vol. 14, pp. 567-578 http://tinyurl.com/49nvm).

Phenoxodiol is being developed as a chemo-sensitizer for standard chemotherapy agents such as taxanes and platinums in ovarian cancer, and has been granted fast-track status by the U.S.
Food and Drug Administration based in part on tumor measurements from radiographic examinations of women with recurrent ovarian cancer who are participating in an ongoing multi-center phase Ib/IIa study.

Researchers from Yale University School of Medicine used cancer cell lines established from patients who had failed to respond to standard anti-cancer drugs. In the laboratory, these cells are highly resistant to anti-cancer drugs, including docetaxel. Phenoxodiol was able to restore sensitivity to docetaxel in these resistant cells.

The researchers also found that the synergistic effect of phenoxodiol was so great that, when added to the treatment mix, phenoxodiol allowed 1/100th of the amount of docetaxel to be used as effectively as docetaxel alone on cells previously found to be resistant to docetaxel.

"These findings offer two potential clinical outcomes. Either, phenoxodiol could be used to considerably increase the response rate of patients to docetaxel after they have become unresponsive to other standard chemotherapies, or, phenoxodiol could lead to a dramatically reduced amount of chemotherapy needed to achieve a clinical response, which means that patients would be less likely to experience the harmful side effects of chemotherapy," said Gil Mor, M.D., Ph.D., associate professor, department of obstetrics, gynecology and reproductive sciences, Yale University School of Medicine.

About Ovarian cancer
Ovarian cancer is the most lethal gynecological malignancy, and the fifth leading cause of cancer related death in women in the United States. The American Cancer Society estimates that there will be about 22,220 new cases of ovarian cancer in this country in 2005. About 16,210 women will die of the disease.
One in 70 women will develop ovarian cancer and one out of 100 women will die from this disease. This high mortality is due mainly to the inability to detect early disease, with approximately
80% of patients being diagnosed in advanced-staged disease.
However, even in those patients diagnosed with early-stage disease, the five-year survival rate ranges from 60 to 90% depending on the degree of tumor differentiation.

The standard first-line treatment of ovarian cancer is a platinum drug (cisplatin or carboplatin) or a taxane (paclitaxel) or a mixture of both. The response rate to these therapies in patients with advanced disease generally is high, with 80%-90% of tumors responding in the first instance. However, less than 10 - 15% of these patients will remain in remission, with the remainder showing re-growth of the tumor generally within 18-24 months. Most of these relapsed cases are chemo-resistant and show only limited response to second- and third-line agents such as docetaxel, gemcitabine, doxorubicin and topotecan.

The inherent resistance of 10-20% of cases to first-line chemotherapy, and the development of resistance in most cases of relapsed to subsequent therapy, represents the major hurdle to effective management of late-stage ovarian cancer.

About Docetaxel
Docetaxel is a taxane that is approved by the FDA
(i) for the treatment of women with early stage breast cancer, locally advanced or metastatic breast cancer after failure of prior platinum-based chemotherapy,
(ii) for locally advanced or metastatic breast cancer after anthracyline-based therapy,
(iii) as a first-line therapy for non-small cell lung cancer,
(iv) as a second-line therapy for non-small cell lung cancer following prior treatment with cisplatin, and
(v) for hormone-refractory prostate cancer in combination with prednisone. Docetaxel is under development as a chemotherapy for ovarian cancer.

As a retrieval therapy in patients with recurrent or persistent advanced ovarian cancer, docetaxel faces a high level of drug resistance following previous therapy with taxanes and other agents.

About Phenoxodiol
Phenoxodiol was granted fast-track status by the FDA in November 2004 after receiving clinical data, including tumor measurements based on radiographic examination, from the current Phase Ib/IIa study. The study is being conducted at two sites (Yale-New Haven Hospital, and Royal Women's Hospital,
Melbourne, Australia) in women with recurrent ovarian cancer which is either resistant or refractory to taxane- and/or platinum-based drugs.

Phenoxodiol is an investigational drug that regulates signal transduction pathways in cancer cells resulting in the break down of the intra-cellular proteins - XIAP (X-linked Inhibitor of Apoptosis Protein) and FLIP (Fas Ligand Inhibitory Protein), which block the ability of the cancer cell to undergo apoptosis via the death receptor mechanism . While these proteins play a vital role in preventing unintentional cell death in healthy cells, they are over-expressed in many forms of cancer, as well as being associated with the development of resistance to anti-cancer drugs .

Phenoxodiol works selectively on tumor cells because of its interaction with the tumor-specific NADH oxidase, which is restricted to cancer cells. Clinical trials to date have revealed no significant drug related adverse side effects.
Phenoxodiol is an investigational drug and, as such, is not approved for marketing in the United States.

About Novogen Limited and Marshall Edwards, Inc.
Phenoxodiol has been developed by Novogen Limited (NASDAQ: NVGN), an Australian biopharmaceutical company that is specializing in the development of therapeutics based on the isoflavonoid ring structure. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.

Marshall Edwards, Inc. (NASDAQ: MSHL LSE-AIM: MSH) has licensed from Novogen Limited the rights to bring phenoxodiol to the global market. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088